

May 27, 2011

C. Robert Henrikson
Chairman of the Board, President and Chief Executive Officer
MetLife, Inc.
200 Park Avenue
New York, N.Y. 10166-0188

    Re: MetLife, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2010
            Filed February 25, 2011
            File No. 001-15787

Dear Mr. Henrikson:

      We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

      After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Item 7. Management's Discussion and Analysis
Industry Trends
Mortgage and Foreclosure-Related Exposures, page 77

1. You disclose on page 77 that other than repurchase obligations which are subject to indemnification by sellers of acquired assets…(your) exposure to repurchase obligations and losses related to origination deficiencies is limited to the approximately $52 billion of loans originated by MetLife Bank (all of which have been originated since August 2008) and to servicing deficiencies after the date of acquisition, and management is satisfied that adequate provision has been made in the Company's consolidated financial statements for all probable and reasonably estimable repurchase obligations and losses. Please disclose the following within your Notes:

- The amount of your accrual for loan repurchases as of December 31, 2010, and the impact of loan repurchases on your results of operations for each period presented;
- The amount of loans you repurchased in each period presented;
- The amount of loans for which the acquirers of your originated loans are seeking to be repurchased by you; and
- Your methodology for estimating the accrual for loan repurchases.

Composition of Investment Portfolio and Investment Portfolio Results
Fixed Maturity and Equity Securities, Available for Sale
Fixed Maturity Securities Credit Quality — Ratings, page 132

2. On page 133 you present a table of fixed maturity securities, based on estimated fair value, by sector classification and by NRSRO designation and the equivalent designations of the NAIC. Please tell us whether you perform an analysis, including considering current market credit spreads, for your investments, to determine either that the ratings assigned by the third party credit rating agencies are reasonable or to otherwise determine the credit quality of your investments.   If so, please summarize for us the procedures you perform. Also, tell us the investments for which you performed these procedures and, for those where these procedures resulted in you concluding that the rating assigned by the third party credit rating agency at December 31, 2010 was significantly different, provide the fair value and amortized cost of those investments, as well as how and why your conclusion differed.

Investments
Composition of Investment Portfolio and Investment Portfolio Results
Mortgage Loans
Mortgage Loan Credit Quality — Restructured, Potentially Delinquent, Delinquent or Under Foreclosure, page 143

3. For your loan modification activity, please revise your disclosure to address the following:
   - The types and amount of loans for which you modified the original terms of the contract;
   - Quantify the default and/or success rates of these loan modifications; and
   - Clarify whether these modified loans are in your performing portfolio.

Item 8. Financial Statements and Supplementary Data
Notes to the Consolidated Financial Statements

1. Business, Basis of Presentation and Summary of Significant Accounting Policies
Summary of Significant Accounting Policies and Critical Accounting Estimates
Investments
Mortgage Loans — Mortgage Loans Held-For-Investment
Commercial, Agricultural and Residential Mortgage Loans, page F-14

4. Regarding your non-specific valuation allowance established for pools of loans with similar risk characteristics, you disclose on page F-15 that you typically use ten years, or more, of historical experience, in these evaluations. Please revise your disclosure to discuss the extent to which you adjust your calculations to give greater weight to the most recent years. Given that the recent credit environment represented by the later years in your 10-year look-back period was significantly different than the earlier years in your look-back period, please provide a comprehensive discussion of your views and judgments in making your ultimate determination whether to adjust or apply weighting to the look-back period.

Commercial and Agricultural Mortgage Loans, page F-15

5. You disclose for commercial loans, your primary credit quality indicator is the debt service coverage ratio, which compares a property's net operating income to amounts needed to service the principal and interest due under the loan. You also disclose the values utilized in calculating these ratios are developed in connection with the ongoing review of the commercial loan portfolio and are routinely updated. Based on your disclosure on page F-77, it appears loan-to-value ratios are also a credit quality indicator for commercial mortgage loans. Please revise your disclosure to specifically state the date or range of dates on which the debt service coverage ratios, loan-to-value ratios, and values utilized in calculating these ratios were updated. In this regard, specifically clarify what you mean by ongoing and routinely. Refer to ASC 310-10-50-29(c).

Real Estate Joint Ventures and Other Limited Partnership Interests, page F-17

6. You disclose that you use the cost method of accounting for investments in real estate joint ventures and other limited partnership interests in which you have a minor equity investment and virtually no influence over the joint ventures or the partnership's operations. Please tell us how you considered the guidance in ASC 944-325-30-1 and 944-325-35-1 in not accounting for these investments at fair value.

2. Acquisitions and Dispositions
2010 Acquisition of ALICO
Recording of Assets Acquired and Liabilities Assumed
Identified Intangibles, page F-44

7. Regarding the $4.4 billion negative VOBA recorded at the acquisition date, please address the following:
- Tell us the nature of the business and when it was written regarding the "certain acquired blocks of business" for which negative VOBA was recorded and why the fair value of liabilities associated with this business exceeded the "initial policy reserves assumed."
- Tell us your accounting policy for recording the "initial policy reserves assumed" for these blocks of business and how recording negative VOBA complied with ASC 944-805-30-1.
- Disclose in what circumstances you would amortize the negative VOBA over the approximate consumption of losses included in the liability. Provide us with your accounting analysis related to this method, including references to the accounting literature upon which you relied.
- Disclose the estimated amortization period for your negative VOBA and the estimated amortization for each of the next five years.

16. Contingencies, Commitments and Guarantees
Contingencies
Litigation, page F-165

8. You disclose estimates of possible losses or ranges of loss for particular matters cannot in the ordinary course be made with a reasonable degree of certainty. You also disclose it is possible that some of the matters could require the Company to pay damages or make other expenditures or establish accruals in amounts that could not be estimated at December 31, 2010. It appears your threshold for disclosure is whether you can estimate possible losses or ranges of loss with a reasonable degree of certainty. We do not believe this criterion is consistent with the guidance in ASC 450. Please revise your disclosure to either provide an estimate of the possible loss or range of loss, or provide explicit disclosure for each of the litigation matters that you are unable to estimate the possible loss or range of loss.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant